Exhibit 99

FEDERAL HOUSING FINANCE BOARD

)
In the Matter of:	)
	)	Federal Housing Finance Board
Federal Home Loan Bank of Chicago	)	Supervisory Action No. 2007-SUP-01
)

CONSENT ORDER TO CEASE AND DESIST

WHEREAS, the Federal Housing Finance Board (“Finance Board”) has supervisory authority over the Federal Home Loan Bank of Chicago (“Bank”) pursuant to 12 U.S.C. §§ 1422a(a)(3) and 1422b(a)(l), and the authority to compel the actions, limitations, and prohibitions contained herein; and

WHEREAS, the Finance Board has determined that grounds exist to initiate cease and desist proceedings against the Bank pursuant to 12 U.S.C. § 1422b(a)(5) and the provisions of 12 U.S.C. §§ 4631-4641, as made applicable to the Finance Board by 12 U.S.C. § 1422b(a)(5), for engaging in certain unsafe and unsound practices in conducting the business of the Bank; and

WHEREAS, the Finance Board also has determined that requiring the Bank to take the actions specified herein will improve the condition and practices of the Bank, stabilize its capital, and provide the Bank an opportunity to address the principal supervisory concerns identified by the Finance Board; and

WHEREAS, the Bank, through its Board of Directors, has executed a “Stipulation and Consent to the Issuance of an Order to Cease and Desist,” dated October 5, 2007 (“Stipulation”), which has been accepted by the Finance Board; and

WHEREAS, by the Stipulation, which is incorporated by reference into this Consent Order to Cease and Desist (“Order”), the Bank has consented to the issuance of this Order by the Finance Board.

NOW THEREFORE, pursuant to the authority vested in it by Section 2B(a)(5) of the Federal Home Loan Bank Act (“Bank Act”), 12 U.S.C. § 11422b(a)(5), the Finance Board hereby orders that:

Article I

Capital Adequacy

(a) The Bank shall maintain both: (i) a ratio of the sum of the paid-in value of its capital stock, plus retained earnings, plus the face value of the outstanding subordinated debt instruments (“Notes”) to total assets of at least 4.5 percent, and (ii) an aggregate amount of outstanding capital stock plus the face value of the outstanding Notes of at least $3,600,000,000. The amount of the Notes that may be included in determining the Bank’s compliance with the capital requirement in clauses (i) and (ii) of this paragraph shall be reduced periodically, such that the amount of the Notes that the Bank may include in determining such compliance shall be 100 percent of the outstanding principal amount of the Notes for each of the first 5 years, commencing on the issuance of the Notes, which amount shall thereafter be reduced by 20 percentage points annually, such that during years 6 through 9 the Bank shall include 80 percent, 60 percent, 40 percent, or 20 percent of the Notes’ principal, respectively, in those calculations and shall not include any amount of the Notes’ principal in such calculations during the tenth year.

(b) The capital requirements set forth in this Article shall constitute minimum capital requirements for purposes of 12 U.S.C. §§ 1426(f) and (h)(3).

Article II

Redemption and Repurchase of Stock

(a) Notwithstanding the minimum capital requirements set forth in Article I above and the provisions of 12 U.S.C. § 1426(e)

(1994) and 12 C.F.R. § 925.29 (2001), and subject to paragraph (b) below, the Bank shall immediately cease and desist from all repurchases and redemptions of its capital stock. This provision applies to any transaction by which the Bank could acquire its stock from a member or other institution, including any repurchase of excess stock, i.e., stock owned by an institution in excess of the amount required to be held pursuant to any statute or regulation, and any redemption of stock subsequent to a termination of membership, whether that termination occurs as a result of a withdrawal from membership, a relocation to another district, a merger into a non-member institution, or otherwise.

(b) Notwithstanding paragraph (a), the Director of the Office of Supervision (“OS Director”) may, in his sole discretion, approve a written request from the Bank to redeem or repurchase shares of capital stock if the OS Director has determined in writing that the proposed redemptions or repurchases would be consistent with maintaining the capital adequacy of the Bank and its continued safe and sound operations.

Article III

Risk Management and Hedging Policies and Procedures

The Bank shall review its market risk management and hedging policies, procedures, and practices so as to address the findings set forth in the Report of Examination dated September 4, 2007. Within 90 days after the effective date of this Order, the Bank shall submit revised policies and procedures to the OS Director for review. The Bank shall not implement the revised policies and procedures until receipt of the OS Director’s non-objection to such revised policies and procedures. The revised policies and procedures shall:

(a) Require periodic, independent reviews of the effectiveness of the market risk management and hedging policies, procedures, and practices, the results of which shall be reported to the Bank’s senior management and board of directors, and require timely modification of any policies found to be ineffective; and

(b) Require that the Bank conduct an independent validation of all internal market risk model(s) on at least an annual basis.

Article IV

Capital Structure Plan

Within 120 days after the effective date of this Order, the Bank shall submit to the Finance Board a Capital Structure Plan (“Plan”), consistent with the requirements of Section 6(b) and (c) of the Bank Act, 12 U.S.C. § 1426(b) and (c), and the Finance Board’s implementing regulations, 12 C.F.R. Part 933. Contemporaneously with the submission of the Plan, the Bank also shall submit in writing the strategies that it will undertake to assure that it meets its timeframe for implementing the Plan.

Article V

Dividends

(a) The Bank shall provide the OS Director with 20 days prior notice of the Bank’s intent to declare or pay any dividends.

(b) The Bank may declare or pay a dividend only with the prior written approval of the OS Director.

Article VI

Other

(a) This Order shall constitute “an order issued upon consent” as that phrase is used in Section 1371(f) of the Federal Housing Enterprises Financial Safety and Soundness Act of 1992, as amended, 12 U.S.C. § 4631(f), and in 12 C.F.R. § 908.4(c).

(b) This Order is effective immediately upon issuance by the Finance Board.

(c) This Order is not intended to be, nor shall it be construed as, a contract entered into with the Finance Board, and this Order shall be enforceable under the Finance Board’s enforcement and supervisory powers and not as a matter of contract law.

(d) The terms of this Order, including this paragraph, are not subject to amendment or modification by any extraneous expression, prior agreements, or prior arrangements between the parties, whether oral or written.

(e) The Bank shall submit all reports, information, or documentation that is required under this Order and any other correspondence related to this Order to:

Stephen M. Cross

Director, Office of Supervision

Federal Housing Finance Board

1625 Eye Street, NW

Washington D.C. 20006-4001

e-mail: crosss@fhfb.gov

(f) Any time limits set forth in this Order shall begin to run from the effective date of this Order. If a deadline for the Bank to submit materials to the Finance Board falls on a Saturday, Sunday, or federal holiday, the deadline shall be extended to the next following business day.

(g) By written submission to the OS Director, the Bank may request that the Finance Board modify or terminate, in whole or in part, any of the requirements of this Order.

IT IS SO ORDERED, this 10th day of October 2007.

By the Board of Directors of the Federal Housing Finance Board

/s/ Ronald A. Rosenfeld
Ronald A. Rosenfeld
Chairman